Exhibit 99.1

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019

ASSETS
Cash and cash equivalents	$1,598,362	$2,076,569
Accounts receivable, net	38,540	66,535
Prepaid expenses and other current assets	4,990,013	5,162,213
Total current assets	6,626,915	7,305,317
Property and equipment, net	54,022	75,391
Intangible assets, net	10,853	11,593
Goodwill	7,121,712	7,121,712
Total assets	$13,813,502	$14,514,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$6,937	$3,268
Accrued expenses and other payables	1,959,913	1,867,251
Advance from customers	60,775	67,484
Due to related parties	552,970	724,885
Total current liabilities	2,580,595	2,662,888
Total liabilities	2,580,595	2,662,888

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,791,055 and 21,791,055 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	21,791	21,791
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 7,100,000 and 7,100,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	7,100	7,100
Additional paid-in capital	15,299,930	15,299,930
Retained earnings	(4,535,209)	(3,876,167)
Accumulated other comprehensive income	439,295	398,471
Total shareholders’ equity	11,232,907	11,851,125
Total liabilities and shareholders’ equity	$13,813,502	$14,514,013

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For The Six Months Ended June 30,
	2020	2019

Revenues	$117,812	$105,599

Cost of revenues	109,154	100,374

Gross profit	8,658	5,225

Operating expenses
Selling, general & administrative expenses	639,528	761,953
Research and development expenses	31,348	-
Total operating expenses	670,876	761,953

Loss from operations	(662,218)	(756,728)

Other income (expenses)
Other income	5,341	(25,052)
Other expense	-	34,280
Total other income	5,341	9,228

Loss from operations before provision of income taxes	(656,877)	(747,500)
Provision for income taxes expenses	(2,165)	186,875

Net loss	$(659,042)	$(560,625)

Comprehensive loss
Net loss	$(659,042)	$(560,625)
Other comprehensive income
Foreign currency translation adjustment	40,824	(3,940)
Total comprehensive loss	$(618,218)	$(564,565)

Loss per common share
Net loss per common share - basic and diluted	$(0.03)	$(0.03)

Weighted average Class A ordinary shares outstanding, basic and diluted	21,426,074	20,951,074

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net loss	$(659,042)	$(560,625)

Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	21,914	28,178
Gain on equity method investment	-	(34,280)
Changes in operating assets and liabilities:
Accounts receivable	27,165	-
Prepaid expense and other current assets	171,264	56,038
Accounts payable	3,669	(72,613)
Accrued expenses and other payables	95,974	155,979
Advanced from customers	(5,762)	-
Unrecognized tax benefits	-	(186,875)
Income tax payable	740	-
Net cash used in operating activities from continuing operations	(344,078)	(614,198)

Cash flows from investing activities
Purchase of property and equipment	(795)	-
Process from sale of equity investment	-	368,346
Advance deposit for intent acquisition	-	(4,937,664)
Net cash used in investing activities from continuing operations	(795)	(4,569,318)

Cash flows from financing activities
Proceeds from related parties	17,614	9,109
Repayments to related parties	(82,909)	(305,995)
Net cash used in financing activities from continuing operations	(65,295)	(296,886)

Effect of exchange rate changes on cash and cash equivalents	(68,039)	(173,543)
Net change in cash and cash equivalents	(478,207)	(5,653,945)
Cash and cash equivalents, beginning of the year	2,076,569	7,865,345
Cash and cash equivalents, end of period	$1,598,362	$2,211,400

The accompanying notes are an integral part of these consolidated financial statements

AGM Group Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2018	21,316,055	11,900,000	$21,316	$11,900	$7,695,605	$(2,313,312)	$303,411	$5,718,920
Net income						(1,562,855)		(1,562,855)
Issuance of common shares for acquisition equities of Anyi	475,000		475		7,599,525			7,600,000
Cancelled shareholders’ common stocks		(4,800,000)		(4,800)	4,800			-
Foreign currency translation adjustment							95,060	$95,060
Balance, December 31, 2019	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$(3,876,167)	$398,471	11,851,125
Net income						(659,042)		(659,042)
Foreign currency translation adjustment							40,824	40,824
Balance, June 30, 2020	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$(4,535,209)	$439,295	$11,232,907

The accompanying notes are an integral part of these consolidated financial statements

Results of Operations

For the fiscal first half of 2020, revenue increased by 12% to $117,812 as compared to $105,599 during the fiscal first half of 2019. AGM Group Holding Inc. (the “Company”, “AGM Group”, “we”, “our” or “us”) derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. Since the Company acquired Anyi Network Inc. and its subsidiaries in July 2019, the Company developed more software products, conducting three main business: 1) accounting and ERP software, 2) fintech software, and 3) trading education software and website service.

Gross profit for the fiscal first half of 2020 increased by 66% to $8,658 as compared to $5,225 during the fiscal first half of 2019. Gross profit margin increased to 7% for the fiscal first half of 2020 as compared to 5% for the fiscal first half of 2019. Higher gross profit marge was the result of opening more sources and reducing expenditures in fiscal first half of 2020. Gross profit margin increased primarily due to lower percentage cost in the salaries, payroll taxes and employee benefit costs of our technology and management services.

Operating expenses decreased by 12% year-over-year to $670,876 as compared to $761,953 year-over-year. Since early 2020, the epidemic of the novel strain of coronavirus COVID-19 pandemic has spread across China and adversely affected businesses and economic activities in the fiscal first half of 2020. The Company followed the restrictive measures implemented in China, by suspending onsite operation commencing January 2020 and having employees work remotely until late March 2020, when the Company assessed the situation and started to gradually resume normal operation at areas deemed safe while implementing effective health measures. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, ability to conduct marketing and sales, and all operating activities. As a percentage of revenue, operating expenses were 569% in the fiscal first half of 2020, compared with 722% in the fiscal first half of 2019.

Loss from operations for the fiscal first half of 2020 decreased by 12% to a loss of $656,877 in the fiscal first half of 2020, as compared with a $747,500 loss from operations in the fiscal first half of 2019.

Provision for income taxes was $2,165 for the fiscal first half of 2020, compared to benefit from income taxes of $186,875 for the same period of last year.

Net loss attributable to AGM Group for the fiscal first half of 2020 increased by 18% to $659,042 as compared to $560,625in the fiscal first half of 2019. Earnings per share for the fiscal first half of 2020 was negative $0.03 based on 21,426,074 shares total outstanding as of the fiscal period.

Comprehensive loss attributable to AGM Group for the fiscal first half of 2020 increased 10% to $618,218 as compared with $564,565 in the fiscal first half of 2019. The increase of comprehensive loss was mainly due to a benefit from income taxes of $186,875 was recorded in fiscal first half of 2019.

Liquidity and Capital Resources

As of June 30, 2020, AGM Group had cash of $1.60 million, compared to $2.08 million as of December 31, 2019. Total working capital was $4.05 million as of June 30, 2020, compared to $4.64 million at the end of 2019.

Net cash used in operating activities was $344,078 for the fiscal first half of 2020, compared to net cash used in operating activities of $614,198 for the same period of last year. Net cash used in investing activities was $795 for the fiscal first half of 2020, compared to $4,569,318 for the same period of last year. Net cash used in financing activities was $65,295 for the fiscal first half of 2020, compared to $296,886 for the same period of last year.

Private Placement

In July 2020, the Company entered into private placement subscription agreements with a total of 106 non-affiliated investors and sold a total of 40,235 shares (the “Shares”) of the Company’s Class A Ordinary Shares, par value $0.001 per share, at a purchase price of $16.60 per Share. The Company received a total of $667,901 subscription proceeds. All of the Shares were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on the exemptions provided by Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended.

Recent Business Development

We officially launched an online trading education and social trading network platform www.fxsocialcontest.com (hereinafter referred to as “FXSC”) at the end of second quarter of 2020, through its indirect subsidiaries, AGM Technology Limited and Beijing AnGaoMeng Technology Service Co. Ltd.

Available in Chinese and English, FXSC is a virtual social trading platform that provides trading education to users through interactive trading simulation and trading contests. Users can choose and participate in available contests and compete for prizes in a real-time streamed, interactive demo trading environment.

FXSC is designed to compete with all traditional demo trading, also referred as virtual trading, paper trading, or trading simulation. Demo trading is designed to give users, especially the ones with limited knowledge and skills, a risk-free trading environment to get familiar with the markets and trading tools. Users will have access to demo accounts funded with virtual money to experiment with real trading. While most traditional demo trading service/platforms fall short of attracting and retaining broad user base, FXSC’s innovative features, including tiered trading contests with prizes and incentives, real-time multi-party interaction, etc., offer the best experience for all levels of users.

FXSC’s launch marks an important milestone for AGMH as expanding software application offerings into the trading education market with the launch of a new type of social trading platform.

In July 2020, AGM Technology Limited entered in to a Memorandum of Understanding (“MOU”) with GMTK Global Pty Ltd., an Australia-based brokerage firm to jointly promote FXSC in the Australian market. A binding contract or partnership agreement is expected to be negotiated before October 15, 2020.

With partnership agreement and further development and expansion, we expect to start marketing campaigns for FXSC this October in Australian markets and then selected countries in South East Asia.